FORM 51-102F3
Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(2) OR (3) OF
NATIONAL INSTRUMENT NO. 51-102

Item 1.	Reporting Issuer

Fronteer Development Group Inc. (the “Company”) 1055 West Hastings Street, Suite 1650 Vancouver, British Columbia V6E 2E9

Item 2.	Date of Material Change

A material change took place on June 18, 2007

Item 3.	Press Release

On June 18, 2007, a news release in respect of the material change was disseminated by the Company.

Item 4.	Summary of Material Change

The material change is described in the Company's press release attached hereto as Schedule A, which press release is incorporated herein. The Company announced changes to its executives.

Item 5.	Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

Sean Tetzlaff, Chief Financial Officer and Corporate Secretary

Item 9.	Date of Report

DATED at Vancouver, in the Province of British Columbia, this 18th day of June, 2007.

FRONTEER DEVELOPMENT GROUP INC.

Per:	“Sean Tetzlaff”
Sean Tetzlaff CFO & Corporate Secretary

NEWS RELEASE 07-27	June 18, 2007

FRONTEER’S TURKISH DEPOSITS INCREASE TO 3.5 MILLION OUNCES GOLD EQUIVALENT

Fronteer Development Group (FRG – TSX/AMEX) (“Fronteer” or the “Company”) announced today that the new combined resource estimate for its Agi Dagi and Kirazli deposits has increased by 53% over last year’s estimate, reflecting steady growth at all projects, with overall discovery costs of approximately US$5 per ounce.

The new combined resource estimate stands at 1.5 million ounces of gold with 9.1 million ounces of silver (measured + indicated), and 1.6 million ounces of gold with 6.7 million ounces of silver (inferred), for an overall gold equivalent resource of 3.5 million ounces (see tables below for grade, tonnage and classification details).

“We are very pleased to see our gold resource base in Turkey reach true “world-class” status,” says Dr. Mark O’Dea. “And our deposits are still growing. They are all at, or near, surface and characterized by excellent infrastructure, conventional metallurgy, high gold recoveries, and are proximal to one another to allow for strong development synergies.” Agi Dagi and Kirazli are two anchor assets in Fronteer’s gold portfolio in northwestern Turkey. They form part of an emerging gold and copper-gold district that is still in its exploration infancy, and which Fronteer is playing a key role in building. In addition to Agi Dagi and Kirazli, Fronteer’s newest discovery in this district is a porphyry copper-gold deposit called Halilaga, whose potential target size is currently being evaluated.

ABOUT AGI DAGI

The Agi Dagi deposit consists of two separate resource areas, referred to as the Deli and Baba Zones, which occur at either end of a three kilometre long hill. A total of 322 drill holes, for approximately 51,000 metres of drilling, have been completed at Agi Dagi. Several other promising zones are also emerging at Agi Dagi, which with further drilling may develop into additional resource areas.

Details of the Agi Dagi’s resource estimate are as follows:

DELI ZONE
Class	Tonnes	Au g/T	Ag g/T	Au ozs	Ag ozs	AuEq ozs
Measured	1,600,000	1.80	13.50	94,000	696,000	107,920
Indicated	18,300,000	1.20	10.20	693,000	6,027,000	813,540
Inferred	10,200,000	1.30	15.50	418,000	5,068,000	519,360
**Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.

BABA ZONE
Class	Tonnes	Au g/T	Ag g/T	Au ozs	Ag ozs	AuEq ozs
Measured	-	-	-	-	-	-
Indicated	15,000,000	0.80	1.00	400,000	464,000	409,280
Inferred	9,100,000	0.80	0.30	235,000	86,000	236,720
**Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.

ABOUT KIRAZLI

The Kirazli deposit, located approximately 25 kilometres by paved road northwest of Agi Dagi, consists of a single coherent resource area characterized by excellent near surface gold and silver grades. A total of 170 drill holes, for approximately 30,000 metres of drilling, have been completed at Kirazli.

Details of the Kirazli resource estimate are as follows:

KIRAZLI
Class	Tonnes	Au g/T	Ag g/T	Au ozs	Ag ozs	Au Eq ozs
Measured	1,100,000	1.40	9.60	51,000	342,000	57,840
Indicated	8,300,000	1.10	5.80	297,000	1,549,000	327,980
Inferred	24,600,000	1.20	2.00	976,000	1,558,000	1,007,160
**Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.

There are currently seven rigs operating at Agi Dagi and Kirazli, with approximately 25,000 metres of drilling planed for 2007. These projects, currently owned 100% by Fronteer, are under option to Teck Cominco’s Turkish subsidiary (“TCAM”). To earn a 60% interest in both projects, TCAM must spend approximately US$15 million on exploration over a two year period, ending April 30, 2008. To date, TCAM has spent approximately US$12 million on these projects.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer will have exposure to approximately C$42 million in exploration/development expenditures and 130,000 metres of drilling throughout 2007. Fronteer has approximately $104 million in cash, no debt, and holds approximately a 46.8% interest in Aurora Energy Resources (AXU - TSX), a leading Canadian uranium company with a market valuation in excess of C$1.0 billion.

For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations

Glen Edwards, Media Relations

PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group, is the designated Qualified Person for the Agi Dagi and Kirazli Projects in NW Turkey and also the Qualified Person for this resource estimate. The resource models consist of a combination of oxide/sulphide zones, and isograde shells generated in Leapfrog software. Two metre composites were generated from capped gold and silver grades within these solids, and core samples with less than 50% recovery were omitted. Grades were interpolated into blocks measuring 20x20 metres in the horizontal direction and 10 metres in the vertical direction, using inverse distance squared, ordinary kriging, or a combination of both methods, in Gemcom software. Search radii were determined from variogram ranges, with restricted ranges for high grade populations, and hard boundaries were used to limit sample selection between the oxide and sulphide zones at Deli and Kirazli. Densities were interpolated from drill core data into the block models using inverse distance squared. Blocks were classified into Measured, Indicated and Inferred mineral resource categories using a combination of the number drill holes and the average distance of samples used in each block estimate. (moved) Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration, drilling exposure and exploration budgets and timing of expenditures involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.